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FIRST MINING COMMENCES DRILLING AT PICKLE CROW GOLD PROJECT

November 15, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” or the “Company”) is pleased to announce that it has commenced a diamond drilling program at its 100%-owned Pickle Crow Gold Project (“Pickle Crow”), located in northwestern Ontario, Canada.

The drill program at Pickle Crow will be comprised of up to eight drill holes totaling approximately 1,100 metres. This drilling campaign will target both the Core Mine trend and the western extension of the Core Mine trend. The program will cover a wide area of the property and will focus on identifying new high-grade vein gold mineralization.

Patrick Donnelly, President of First Mining stated, “We are excited to have initiated our first drill program at Pickle Crow as we expect it will provide us with a greater understanding of the extent of mineralization at the project. We believe the western extension of the Core Mine trend at Pickle Crow has a high likelihood of hosting high-grade, vein-type gold mineralization outside of the Core Mine trend. With drilling at our Springpole Gold Project well underway, and with drill programs planned for our other mineral properties in the coming months, this is an exciting time for First Mining as we take the initial steps toward enhancing the value of the assets we have accumulated over the past year and a half.”

ABOUT PICKLE CROW

The Pickle Crow Gold Project was a high-grade operating gold mine until the 1960s. First Mining acquired the project through its acquisition of PC Gold Inc. in November 2015. The project, which covers an area of over 14,700 hectares, is located in northwestern Ontario, approximately 400 kilometres north of Thunder Bay and approximately 11 kilometres east of the Township of Pickle Lake. It hosts an NI 43-101 compliant Inferred Resource of 10.15 Mt grading 3.9 g/t Au and containing 1.26 million ounces of gold (Au).

Dr. Chris Osterman, P.Geo., CEO of First Mining, is the “qualified person” for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has reviewed and approved the technical disclosure contained in this press release.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 25 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements”(collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this news release relate to, among other things: commencement of drilling at the Company’s projects; the discovery of high-grade, vein-type mineralization within the western extension of the Pickle Crow gold project, the extent of mineralization at the Pickle Crow gold project; and the exploration potential and upside of the Company’s projects. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, management’s discretion to refocus its exploration efforts. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, First Mining does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.